August 31, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Chase

Re:	Energy Future Intermediate Holding Company LLC
Registration Statement on Form S-1
File No. 333-174787

Ladies and Gentlemen:

Energy Future Intermediate Holding Company LLC (the “Company”) hereby requests that the above-referenced registration statement on Form S-1 be declared effective at 4:00 p.m., Eastern Time on September 1, 2011, or as soon as possible thereafter. As requested, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew M. Wright

Andrew M. Wright
Vice President & Associate General Counsel

cc:	Paul Keglevic (Company)
Stan Szlauderbach (Company)